Mailstop 3561

May 11, 2007

<u>Via U.S. Mail</u>

Gregory M. Bartlett
Director
Crusade Management Limited
Level 4, 4-16 Montgomery Street
Kogarah, New South Wales, Australia 2217

**Re:** **Crusade Global Trust No. 2 of 2006**
**Form 10-K for the fiscal year ended September 30, 2006**
**Filed December 22, 2006**

**Form 10-D for the quarterly distribution period from September 21, 2006 to**
**October 31, 2006**
**Filed November 28, 2006**
**File No. 333-128920-01**

Dear Mr. Bartlett,

We have completed our review of your Form 10-K and related filings and have no
further comments at this time.

Sincerely,

Max A. Webb
Assistant Director

cc:     Terry Schiff, Esq.
        Mayer Brown Rowe & Maw
        via facsimile:  (212) 849-5539